SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _)*

GREEKTOWN SUPERHOLDINGS, INC.
(Name of Issuer)

SERIES A-1 COMMON STOCK, $0.01 PAR VALUE
(Title and Class of Securities)

392485108
(CUSIP number)

Brigade Capital Management, LLC
Attention: Donald E. Morgan, III
399 Park Avenue
Suite 1600
New York, NY 10022
(212) 745-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485108	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 102,123*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 102,123*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,123*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* As is separately reported on a Schedule 13G filed by the Reporting Person on July 9, 2010, as may be amended from time to time, the Reporting Person beneficially owns 94,999 shares of the Issuer’s Series A-1 Preferred Stock, which are convertible into shares of the Issuer’s Series A-1 Common Stock, par value $0.01 per share (the “Common Stock”) at the current conversion ratio of 1.075-to-1 (subject to the limitations on conversion set forth in Issuer’s Charter relating to compliance with the requirements of the Michigan Gaming Control Board (the “MGCB”), as described in Item 3 below).  Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person’s shares of Series A-1 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-1 Preferred Stock and that no other holder of Series A-1 Preferred Stock converted any shares of Series A-1 Preferred Stock and no holder of warrants exercisable for shares of Series A-1 Preferred Stock (the “Warrants”) exercised any such Warrants and converted any of the shares of Series A-1 Preferred Stock issued upon the exercise of any such Warrants.  On a fully-diluted basis (i.e. assuming all holders of Series A-1 Preferred Stock and Warrants convert all such shares, including such shares issued upon exercise of all outstanding Warrants, to Common Stock as of the date hereof) the Reporting Person would beneficially own approximately 5.3% of the total outstanding shares of Common Stock.  Terms are defined in the Items below.

CUSIP No. 392485108	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRIGADE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 102,123*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 102,123*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,123*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As is separately reported on a Schedule 13G filed by the Reporting Person on July 9, 2010, as may be amended from time to time, the Reporting Person beneficially owns 94,999 shares of the Issuer’s Series A-1 Preferred Stock, which are convertible into shares of Common Stock at the current conversion ratio of 1.075-to-1 (subject to the limitations on conversion set forth in Issuer’s Charter relating to compliance with the requirements of the MGCB, as described in Item 3 below).  Pursuant to Rule 13d-3 of the Exchange Act and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person’s shares of Series A-1 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-1 Preferred Stock and that no other holder of Series A-1 Preferred Stock converted any shares of Series A-1 Preferred Stock and no holder of Warrants exercised any such Warrants and converted any of the shares of Series A-1 Preferred Stock issued upon the exercise of any such Warrants.  On a fully-diluted basis (i.e. assuming all holders of Series A-1 Preferred Stock and Warrants convert all such shares, including such shares issued upon exercise of all outstanding Warrants, to Common Stock as of the date hereof) the Reporting Person would beneficially own approximately 5.3% of the total outstanding shares of Common Stock.  Terms are defined in the Items below.

CUSIP No. 392485108	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DONALD E. MORGAN, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 102,123*
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 102,123*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,123*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* As is separately reported on a Schedule 13G filed by the Reporting Person on July 9, 2010, as may be amended from time to time, the Reporting Person beneficially owns 94,999 shares of the Issuer’s Series A-1 Preferred Stock, which are convertible into shares of Common Stock at the current conversion ratio of 1.075-to-1 (subject to the limitations on conversion set forth in Issuer’s Charter relating to compliance with the requirements of the MGCB, as described in Item 3 below).  Pursuant to Rule 13d-3 of the Exchange Act and as described in Items 1 and 5 below, the number of shares of Common Stock beneficially owned by the Reporting Person reported herein, and the applicable percentage, represents shares of Common Stock into which the Reporting Person’s shares of Series A-1 Preferred Stock are convertible by Brigade LCSF assuming that only Brigade LCSF converted its shares of Series A-1 Preferred Stock and that no other holder of Series A-1 Preferred Stock converted any shares of Series A-1 Preferred Stock and no holder of Warrants exercised any such Warrants and converted any of the shares of Series A-1 Preferred Stock issued upon the exercise of any such Warrants.  On a fully-diluted basis (i.e. assuming all holders of Series A-1 Preferred Stock and Warrants convert all such shares, including such shares issued upon exercise of all outstanding Warrants, to Common Stock as of the date hereof) the Reporting Person would beneficially own approximately 5.3% of the total outstanding shares of Common Stock.  Terms are defined in the Items below.

CUSIP No. 392485108	13D	Page 5 of 10 Pages

Item 1.                      Security and Issuer.

The securities to which this statement relates are shares of Series A-1 Common Stock, par value $0.01 per share, (the “Shares”) of Greektown Superholdings, Inc., a Delaware corporation (the “Issuer”).  The Reporting Persons do not presently hold any of the Shares but are deemed to be the beneficial owners of the Shares because the Reporting Persons have the right to acquire beneficial ownership of the Shares through the conversion privileges of the shares of the Issuer’s Series A-1 Convertible Preferred Stock, $0.01 par value per share, (the “Series A-1 Preferred Stock”) owned by the Reporting Persons. The principal executive offices of the Issuer are located at 555 East Lafayette, Detroit, Michigan 48226.

Item 2.                      Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“Brigade LCSF”), Brigade Capital Management, LLC, a Delaware limited liability company (“Brigade CM”) and Donald E. Morgan, III, a natural person.

Brigade LCSF, Brigade CM and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Brigade.”

Brigade LCSF is principally engaged in the business of providing investment management services. The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Brigade CM is the investment manager of Brigade LCSF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, Suite 1600, New York, NY 10022.

Mr. Morgan is a Managing Member of Brigade CM and a Director of Brigade LCSF and his business address is 399 Park Avenue, Suite 1600, New York, NY 10022.

A portion of the funds managed by Brigade LCSF were provided by each of Brigade Leveraged Capital Structures Fund LP (“Feeder Fund A”) and Brigade Leveraged Capital Structures Offshore Ltd. (“Feeder Fund B”, and, together with Feeder Fund A, the “Feeder Funds”) through the Feeder Funds’ investments in Brigade LCSF.

The Shares to which this Schedule 13D relates are held directly by Brigade LCSF.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

Brigade LCSF subscribed for, among other securities, shares of Series A-1 Preferred Stock under an offering to the holders of 10-3/4% Senior Notes due 2013 (the “Senior Notes”) issued by Greektown Holdings (“Holdings”) and Greektown Holdings II, Inc. of rights to purchase 1,850,000 shares of the Issuer’s preferred stock, including shares of the Series A-1 Preferred Stock (collectively, the “Preferred Stock”), at a purchase price of $100 per share (the “Rights Offering”) and in accordance with the Second Amended Joint Plans of Reorganization (the “Plan”) of Holdings and of its direct and indirect wholly-owned subsidiaries filed with the United States Bankruptcy Court for the Eastern District of Michigan (the “Bankruptcy Court”) on December 7, 2009.  In addition, Brigade LCSF was issued, among other securities, shares of Series A-1 Preferred Stock and shares of Common Stock, pursuant to a Purchase and Put Agreement, dated November 2, 2009 (as amended by that certain First Amendment to Purchase and Put Agreement, dated January 11, 2010, the “Purchase and Put Agreement”) by and among certain holders of the Senior Notes, including Brigade LCSF, and certain other parties (the “Put Parties”) and the Stock Put Premium (defined below).  Brigade LCSF was issued in the aggregate 94,999 shares of Series A-1 Preferred Stock and 12,876 shares of Common Stock in the Rights Offering and pursuant to the Purchase and Put Agreement and the Stock Put Premium.

CUSIP No. 392485108	13D	Page 6 of 10 Pages

The shares of Series A-1 Preferred Stock first became convertible into the Shares on December 30, 2010 and are convertible into shares of Series A-1 Common Stock at a conversion ratio equal to the lesser of (i) such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Reference Price (as defined below) by the Series A Conversion Price (as defined below) in effect at the time of conversion and (ii) the maximum number of shares of Common Stock that can be issued to such holder in accordance with Article Twelfth of the Issuer’s certificate of incorporation (as amended, the “Charter”), a copy of which is filed as Exhibit G to this report, and in compliance with the requirements of the MGCB.  For the purposes of this paragraph, the term Series A Preferred Stock refers collectively to the Series A-1 Preferred Stock and the Series A-2 Participating Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock”), and the term Common Stock refers collectively to the Series A-1 Common Stock and the Series A-2 Common Stock, par value $0.01 per share (the “Series A-2 Common Stock”).  “Series A Reference Price” means the sum of $100 per share of Series A Preferred Stock plus an amount equal to the aggregate amount of accrued but unpaid dividends per share of Series A Preferred Stock (whether or not declared), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.  “Series A Conversion Price” means $100, Such Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, aree subject to adjustment as provided in the Charter.  As of the date of this report, the conversion ratio equates to 1.075-to-1.

Item 4.                      Purpose of Transaction.

The Reporting Persons acquired the shares of Series A-1 Preferred Stock and the underlying Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power.  Nothing herein shall be construed as limiting the scope of actions or alternatives that the Reporting Persons may consider or discuss from time to time, or the course of action, if any, that the Reporting Persons may ultimately pursue.

On May 29, 2008 (the “Petition Date”), Holdings, its direct and indirect subsidiaries and certain affiliates (collectively, the “Debtors”) filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the Bankruptcy Court. These cases were consolidated under the caption, “In re Greektown Holdings, L.L.C., et al. Case No. 08-53104.” On August 26, 2009, the Debtors filed the Second Amended Joint Plans of Reorganization (the “Debtor Plan”) and the Second Amended Disclosure Statement for Joint Plans of Reorganization (the “Debtor Disclosure Statement”). On September 3, 2009, the Bankruptcy Court approved the Debtor Disclosure Statement.

Prior to confirmation of the Plan, the Put Parties entered into the Purchase and Put Agreement,. Pursuant to the Purchase and Put Agreement:

•
the Put Parties were to propose and file an alternative plan of reorganization on terms consistent with the Purchase and Put Agreement, providing, among other things, for (i) the payment in full of all debtor-in-possession financing claims and all claims under Holdings’ prior senior secured credit facility, (ii) the issuance of $385,000,000 of New Senior Secured Notes, (iii) the Rights Offering and the issuance to the holders of Senior Notes, including Brigade LCSF, of 140,000 shares of the Issuer’s Common Stock, in each case, in exchange for the Senior Notes and (iv) the sale of 150,000 shares of Preferred Stock to certain Put Parties, including Brigade LCSF, at a purchase price of $100 per share as further described below;

•
the Put Parties who were holders of Senior Notes agreed to exercise their right to purchase Preferred Stock in the Rights Offering and the other Put Parties agreed to purchase 150,000 shares of Preferred Stock;

•	the Put Parties agreed to purchase any shares of Preferred Stock not subscribed for by the other holders of Senior Notes in the Rights Offering;

•
in consideration for entering into the Purchase and Put Agreement, the Put Parties became entitled to a put premium in the aggregate equal to (i) $10 million (the “Cash Put Premium”) and (ii) 222,222 shares of Preferred Stock (the “Stock Put Premium”); however, each Put Party had the right to accept its pro rata share of up to 111,111 additional shares of Preferred Stock in lieu of the Cash Put Premium.

CUSIP No. 392485108	13D	Page 7 of 10 Pages

On November 3, 2009, the Debtors agreed to voluntarily continue the hearing on confirmation of the Debtor Plan (the “Debtor Plan Confirmation Hearing”), which was scheduled for that date, for 24 hours, to engage in discussions with the Put Parties. On November 4, 2009, the Bankruptcy Court further continued the Debtor Plan Confirmation Hearing to allow for further discussions regarding a consensual resolution. On November 29, 2009, the Debtors, the Put Parties, the agent for the pre-petition secured lenders, the agent for the lenders under the debtor-in-possession credit facility (the “DIP Facility”), an ad hoc group of pre-petition secured lenders, the Official Committee of Unsecured Creditors (the “Creditors’ Committee”), and the indenture trustee for the Senior Notes (the “Indenture Trustee”) filed a stipulation containing the terms on which all such parties would support the confirmation of the plan proposed by the Put Parties described in the Purchase and Put Agreement. On December 7, 2009, the Put Parties, joined by the Creditors’ Committee and the Indenture Trustee as “Noteholder Plan Proponents,” filed the Plan and the Disclosure Statement for Second Amended Joint Plans of Reorganization for the Debtors Proposed by Noteholder Plan Proponents Including Official Committee of Unsecured Creditors and Indenture Trustee (the “Disclosure Statement”). The Disclosure Statement had been previously presented to the Bankruptcy Court, and on December 4, 2009, the Bankruptcy Court approved the Disclosure Statement.  The Plan became effective on June 30, 2010.

Pursuant to the Plan, the sale of 1,850,000 shares of Preferred Stock in the Rights Offering and pursuant to the Purchase and Put Agreement, together with the direct purchase of 150,000 shares of Preferred Stock by certain of the Put Parties, including Brigade LCSF, pursuant to the Purchase and Put Agreement, all at a purchase price of $100 per share, provided approximately $196 million in net proceeds to the Debtors’ estates. Such net amount reflects the determination of the Put Parties to receive $4 million of the Cash Put Premium from the Issuer in cash and 66,666 shares of Preferred Stock in lieu of the remaining $6 million of the Cash Put Premium. Certain of the Put Parties, including Brigade LCSF, also elected to receive warrants to purchase Preferred Stock at an exercise price of $0.01 per share representing a portion of the Preferred Stock that it had otherwise elected to purchase. As a result, the holders of Senior Notes and the Put Parties owned all of the outstanding equity interests of the Issuer as of June 30, 2010.

The Reporting Persons filed a Schedule 13G reporting their beneficial ownership of shares of Common Stock, a Schedule 13G reporting their beneficial ownership of shares of Series A-1 Preferred Stock and a Schedule 13D reporting their beneficial ownership of shares of the Issuer’s Series A-2 Preferred Stock, in each case on July 9, 2010.

Item 5.                      Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, (i) Brigade LCSF does not directly hold any Shares and (ii) Brigade LCSF beneficially owns for purposes of Rule 13d-3, 102,123 Shares, representing approximately 40.6% of the Shares of the Issuer’s outstanding Common Stock, because Brigade LCSF’s 94,999 shares of Series A-1 Preferred Stock are presently convertible into such Shares.  The percentage of shares beneficially owned is calculated based on the 149,274 shares of Common Stock reported as outstanding in the Issuer’s most recently filed quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 13, 2011.  Pursuant to Rule 13d-3 of the Exchange Act, the shares of Common Stock not outstanding which are subject to the conversion privileges of Reporting Person’s shares of Series A-1 Preferred Stock are deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by the Reporting Person (but shall not be deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person).

As of the date hereof, Brigade CM, in its capacity as investment manager of Brigade LCSF, had shared voting and dispositive power with respect to all 102,123 Shares beneficially owned for purposes of Rule 13d-3 by Brigade LCSF, representing approximately 40.6% of the Issuer’s outstanding Common Stock, calculated as described above.

As of the date hereof, Mr. Morgan, in his capacity as a Managing Member of Brigade CM and Director of Brigade LCSF, had shared voting and dispositive power with respect to all 102,123 Shares beneficially owned for purposes of Rule 13d-3 by Brigade LCSF, representing approximately 40.6% of the Issuer’s outstanding Common Stock, calculated as described above.

On a fully-diluted basis (i.e. assuming all holders of Series A-1 Preferred Stock and Warrants convert all such shares, including such shares issued upon exercise of all outstanding Warrants, to Common Stock as of the date hereof) each Reporting Person would beneficially own approximately 5.3% of the total outstanding shares of Common Stock.

CUSIP No. 392485108	13D	Page 8 of 10 Pages

(c) The descriptions of the transactions described in Items 3 and 4 above are incorporated herein by reference.  On June 3, 2011, the Brigade LCSF sold 12,876 shares of Common Stock in an open market transaction at a price per share of $70.50.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith)

Exhibit B
Second Amended Joint Plans of Reorganization filed with the United States Bankruptcy Court for the Eastern District of Michigan on December 7, 2009, filed as Exhibit 2.1 to the Issuer’s Form 10, filed with the Commission on March 31, 2010 and incorporated herein by reference.

Exhibit C	Form of Series A-1/A-2 Preferred Stock Warrant, filed as Exhibit 4.1 to the Issuer’s Form 10, filed with the Commission on March 31, 2010 and incorporated herein by reference.

Exhibit D
Purchase and Put Agreement, dated November 2, 2009, by and among, inter alia, the Issuer and Brigade Capital Management, filed as Exhibit 10.9 to Amendment No. 1 to the Issuer’s Form 10, filed with the Commission on May 11, 2010 and incorporated herein by reference.

Exhibit E
First Amendment to the Purchase and Put Agreement, dated January 11, 2010, by and among, inter alia, the Issuer and Brigade Capital Management, filed as Exhibit 10.10 to Amendment No. 1 to the Issuer’s Form 10, filed with the Commission on May 11, 2010 and incorporated herein by reference.

Exhibit F
Disclosure Statement filed with the United States Bankruptcy Court for the Eastern District of Michigan on December 7, 2009, filed as Exhibit 10.11 to Amendment No. 1 to the Issuer’s Form 10, filed with the Commission on May 11, 2010 and incorporated herein by reference.

Exhibit G
Certificate of Incorporation of Greektown Superholdings, Inc., filed as Exhibit 3.1 to the Issuer’s Form 10, filed with the Commission on March 31, 2010 and incorporated herein by reference and as amended by the Certificate of Amendment to the Certificate of Incorporation of Greektown Superholdings, Inc., filed as Exhibit 3.2 to the Issuer’s Form 10, filed with the Commission on March 31, 2010 and also incorporated herein by reference.

CUSIP No. 392485108	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

July 1, 2011
Date

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. 392485108	13D	Page 10 of 10 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of shares of Series A-1 Common Stock, $0.01 par value per share, of Greektown Superholdings, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Signatories to this Agreement

Brigade Leveraged Capital Structures Fund Ltd.

Brigade Capital Management, LLC

Donald E. Morgan, III

July 1, 2011
Date

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

SK 25586 0002 1209512